
10030033


RECEIVED
MAR 3 1 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Insurance Services Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Walnut Street
(No. and Street)

Redwood City (City) CA (State) 94063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael McCloskey 650-839-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street Suite 1400 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Call, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Insurance Services Investment Advisors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~State of California, County of San Francisco~~
Subscribed and sworn to before me this 29 Day of March, 2010, by Chris Call
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

~~Notary Public California~~
Notary Public

Signature

President
Title



ANDREW F. ALBRIGHT
COMM. #1788733
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
(A Wholly Owned Subsidiary of Wells Fargo Insurance Services, Inc.)

December 31, 2009

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplemental Schedule – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	9
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming Exemption From Rule 15c3-3	10
Report of Independent Registered Public Accounting Firm on the SIPC Annual Assessment Required by SEC Rule 17a-5	12
SIPC Annual Assessment Transitional Assessment Reconciliation	14



KPMG LLP
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Wells Fargo Insurance Services Investment Advisors, Inc.:

We have audited the accompanying statement of financial condition of Wells Fargo Insurance Services Investment Advisors, Inc., (the Company), a wholly owned subsidiary of Wells Fargo Insurance Services, Inc., whose ultimate parent is Wells Fargo & Company, as of December 31, 2009, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 29, 2010

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
(A Wholly Owned Subsidiary of Wells Fargo Insurance Services, Inc.)

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	872,138
Certificate of deposit		656,658
Commissions receivable		389,544
Fees receivable		93,250
Interest receivable		796
Other assets		36,609
Total assets	$	2,048,995
Liabilities and Shareholder's Equity		
Liabilities:		
Payable to Parent	$	353,824
Accrued payables		228,507
Deferred income taxes		4,024
Total liabilities		586,355
Shareholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 100 shares		1
Paid-in capital		5,641,989
Accumulated deficit		(4,179,350)
Total shareholder's equity		1,462,640
Total liabilities and shareholder's equity	$	2,048,995

See accompanying notes to financial statements.

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
(A Wholly Owned Subsidiary of Wells Fargo Insurance Services, Inc.)

Statement of Operations

Year ended December 31, 2009

Revenues:		
Commissions and fees	$	2,713,829
Interest income		14,817
Total revenues		2,728,646
Expenses:		
Employee compensation and benefits		1,782,909
Parent company allocated charges		324,468
Occupancy allocation		215,343
Dues, subscriptions, contributions, licenses		43,421
Travel, entertainment and auto		38,715
Professional fees		22,387
Telephone, postage and supplies		17,726
Advertising and promotion		4,129
Other expenses		1,728
Total expenses		2,450,826
Net income before income taxes		277,820
Income tax expense		105,147
Net income	$	172,673

See accompanying notes to financial statements.

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
(A Wholly Owned Subsidiary of Wells Fargo Insurance Services, Inc.)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2009

	Common stock		Paid-in capital	Retained earnings/ (accumulated deficit)	Total
	Shares	**Amount**			
Balance at December 31, 2008	100	$ 1	5,641,989	(4,352,023)	1,289,967
Net income	—	—	—	172,673	172,673
Balance at December 31, 2009	100	$ 1	5,641,989	(4,179,350)	1,462,640

See accompanying notes to financial statements.

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
(A Wholly Owned Subsidiary of Wells Fargo Insurance Services, Inc.)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net income	$	172,673
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in commissions receivable		(159,682)
Increase in accounts receivable		(88,250)
Decrease in interest receivable		1,384
Increase in other assets		(36,609)
Increase in accrued payables		65,346
Increase in deferred income taxes		4,024
Increase in payable to Parent		330,908
Net cash provided by operating activities		289,794
Cash flows from investing activities:		
Maturity of certificates of deposit		1,305,940
Purchase of certificates of deposit		(972,030)
Net cash provided by investing activities		333,910
Net increase in cash and cash equivalents		623,704
Cash and cash equivalents, beginning of year		248,434
Cash and cash equivalents, end of year	$	872,138
Supplemental disclosures of cash flow information:		
Cash refund during the period for income taxes	$	117,989

See accompanying notes to financial statements.

(1) Organization of the Company

Wells Fargo Insurance Services Investment Advisors, Inc. (the Company) is a Colorado Corporation. The Company is wholly owned by Wells Fargo Insurance Services, Inc. (Parent), which is wholly owned by Wells Fargo & Company (WFC). The Company is a registered broker-dealer with the United States Securities and Exchange Commission (the SEC) and is a member of both the Financial Industry Regulation Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company acts as a retirement consultant for corporate 401(k) plans, generating revenue primarily from 12b-1 fees and direct flat fees.

The Company has evaluated subsequent events from the statement of financial condition date through March 29, 2010, the date at which the financial statements were available to be issued, and noted the following. On January 1, 2010, the Company merged with Wachovia Insurance Services Broker Dealer, Inc. and retained the name Wells Fargo Insurance Services Investment Advisors, Inc. Subsequent to the statement of financial condition date, the Company filed a Form BDW (Broker-Dealer Withdrawal) for the Company's CRD# 41936 effective December 31, 2009. The Form BDW has been acknowledged and approved by the SEC.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

(b) Fair Value of Financial Instruments

The Company does not have any financial instruments which are measured at fair value on a recurring basis.

(c) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents as reflected in the statement of cash flows consist of balances in bank accounts used in operations and liquid investments with original maturities of three months or less.

(e) Revenue Recognition/Commissions and Fees Receivable

Commission revenue and related commission expense are recorded on an accrual basis.

(Continued)

(f) Income Taxes

The Company is included in the consolidated federal and state income tax return filed by WFC. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from WFC through the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Although the Company is incorporated in the State of Colorado, there is no Colorado state income tax liability as all the corporate revenue is earned in the state of California and subject to California taxable income. For California state income tax purposes, taxable income is taxed at 4.62% with an $800 minimum tax.

Effective January 1, 2007, the Company adopted the provisions of FASB ASC 740, *Income Taxes* ("ASC 740") (formerly FASB Interpretation 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*). ASC 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. The implementation of ASC 740 did not result in a cumulative effect adjustment to retained earnings. There are no unrecognized tax benefits reflected in these financial statements and no changes expected in the next 12 months.

(3) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not to exceed 15-to-1. At December 31, 2009, the Company's net capital was $940,246, which was $901,136 in excess of its required net capital of $39,110, defined as the greater of $5,000 or 6.67% of total aggregate indebtedness, and the Company had a ratio of aggregate indebtedness to net capital was 0.62 to 1.

(4) Related-Party Transactions

The Parent provides various business services to the Company including the use of office space, supplies, equipment, management time, etc. The Parent allocates common expenses to the Company based on revenues or headcount, as appropriate, in a manner consistent with all operating units of the Parent. Accordingly, the Parent allocated to the Company $539,811 in parent company allocated charges for the year ended December 31, 2009.

(5) Commitments and Contingencies

In the ordinary course of business, there are various assertions, claims and legal proceedings incidental to the securities business. Management, after consultation with legal counsel, believes that the resolution of these proceedings will not result in a material adverse effect on the financial position or results of operations of the Company.

(Continued)

(6) Income Taxes

Components of the provision for income taxes are as follows for the year ended December 31, 2009:

		Current	Deferred	Total
Federal	$	91,723	4,024	95,747
State		9,400	—	9,400
	$	101,123	4,024	105,147

A reconciliation between the amount of the reported provision for income taxes and expected income tax, (computed by multiplying the statutory federal income tax rate (35%) times income before income taxes) is as follows for the year ended December 31, 2009:

Expected provision for federal income taxes	$	97,237
State income taxes, net of federal benefit		520
Other		7,390
Provision for income taxes	$	105,147

Included in payable to parent is taxes payable of $110,111, which includes a deferred tax liability of $4,024.

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.
(A Wholly Owned Subsidiary of Wells Fargo Insurance Services, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

Net capital:			
Shareholder's equity (from statement of financial condition)	$	1,462,640	
Less nonallowable assets:			
Fees receivable		93,250	
Interest receivable		796	
Commissions receivable		389,544	
Other assets		36,609	
Total nonallowable assets		520,199	
Hair cut on securities		(2,195)	
Net capital	$	940,246	
Aggregate indebtedness:			
Total liabilities (from statement of financial condition)	$	586,355	
Computation of net capital requirements:			
Net capital requirements (6.67% of aggregate indebtedness)		39,110	(A)
Minimum dollar net capital requirement		5,000	(B)
Net capital requirement (greater of (A) or (B))		39,110	
Excess net capital (net capital, less net capital requirement)		901,136	
Ratio of aggregate indebtedness to net capital		0.62	

See accompanying independent auditors' report.



KPMG LLP
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Shareholder
Wells Fargo Insurance Services Investment Advisors, Inc.:

In planning and performing our audit of the financial statements of Wells Fargo Insurance Services Investment Advisors, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is



subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 29, 2010



KPMG LLP
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Board of Directors and Shareholder
Wells Fargo Insurance Services Investment Advisors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Wells Fargo Insurance Services Investment Advisors, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 29, 2010

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.

(A Wholly Owned Subsidiary of Wells Fargo Insurance Services, Inc.)

SIPC Annual Assessment Transitional Assessment Reconciliation

December 31, 2009

		Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Total revenue	$	2,347,157
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		2,347,157
Total deductions		2,347,157
SIPC net operating revenues		—
General assessment at 0.25% of SIPC net operating revenues		—
Minimum SIPC general assessment		150
Less payment made as reflected in 2009 SIPC-4, and noted with 2009 SIPC-6		150
Total assessment balance and interest due	$	—


KPMG


SEC MAIL PROCESSING
RECEIVED
MAR 31 2010
WASH, D.C.
212
SECTION

WELLS FARGO INSURANCE SERVICES INVESTMENT ADVISORS, INC.

(A Wholly Owned Subsidiary of Wells Fargo Insurance Services, Inc.)

Financial Statements and Supplemental Schedule

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)